

December 10, 2013

Via E-Mail
Mr. John Cosaert
Chief Financial Officer
Heartland Express
901 North Kansas Avenue
North Liberty, IA 52317

> **Re: Heartland Express**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 000-15087**

Dear Mr. Cosaert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2012
Contractual Obligations and Commercial Commitments, page 25

1. We note that the amount of your obligations for unrecognized tax benefits as of December 31, 2012 as disclosed in the table on page 25 or $23.1 million does not agree to the amount reflected in the table in Note 4 on page F-15 of $15.7 million. Please reconcile and revise these disclosures.

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2013
Note 6. Property, Equipment and Depreciation, page 9

2. We note the disclosure in Note 6 which indicates that effective July 1, 2013, the Company adjusted its depreciation estimate for tractors to the 125% declining balance method from the 150% declining balance method to better reflect the estimated trade

value of the tractors at the estimated trade date as well as better match the expense of tractor ownership with a tractors declining value over the estimated useful life of the asset. We also note that as a result of this change, operating income increased and depreciation expense increased by approximately $2.1 million during the three and nine months ended September 30, 2013. Please revise to also disclose the effect of this change in estimate on your earnings per share. Refer to the disclosure requirements outlined in ASC 250-10-4.

Report on Form 8-K dated November 11, 2013

3. We note from the disclosure in your report on Form 8-K dated November 11, 2013 that the Company entered into a stock purchase agreement on November 11, 2013 to acquire all of Gordon Trucking Inc.'s outstanding common stock for total consideration in the amount of $285 million. As the purchase price for this acquisition transaction represents approximately 60% of your total assets as of the end of your most recently completed year, it appears that audited financial statements and pro forma financial information are required to be provided for this entity pursuant to Rules 3-05 and 11-01 of Regulation S-X. Please confirm that you plan to provide the required financial statements and pro forma financial information in an amendment to your report on Form 8-K as required by Rule 3-05 are 11-01 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief